SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 15, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Notice Concerning the Corporate Separation and Transfer of Business Management Functions with Respect to The Nisshin Fire & Marine Insurance Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

December 15, 2005	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

December 15, 2005

Company Name: Millea Holdings, Inc.
Representative: Kunio Ishihara, President
Securities Code: 8766 TSE/OSE 1st Section
Inquiries: Shingo Toda, Corporate Planning Dept.
(Phone: 813-6212-3341)

Notice Concerning the Corporate Separation and Transfer of Business Management

Functions with Respect to The Nisshin Fire & Marine Insurance Co., Ltd.

Millea Holdings, Inc. (President: Kunio Ishihara; hereinafter referred to as the “Company”) and Tokio Marine & Nichido Fire Insurance Co., Ltd. (President: Kunio Ishihara; hereinafter referred to as “Tokio Marine & Nichido”) hereby announce that, at the meeting of the Board of Directors of each company held today, the Company and Tokio Marine & Nichido resolved to, subject to the approval of the relevant authorities, effect a corporate separation and transfer of the business management functions of Tokio Marine & Nichido with respect to The Nisshin Fire & Marine Insurance Co., Ltd. (hereinafter referred to as “Nisshin Fire”) to the Company (such separation and transfer, hereinafter referred to as “separation”) and entered into a Separation Agreement with each other.

1.	Objective of the Separation

Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, owned more than 30% of the voting shares of Nisshin Fire as of March 31, 2005 as a consequence of the acquisition of shares of Nisshin Fire through several steps pursuant to the Business Alliance and Capital Tie-Up Agreement as of March 19, 2003. As a result, Nisshin Fire became an affiliate of the Company by equity method.

In light of these circumstances, given that:

(a)	the Company’s business management functions are available for the management of Nisshin Fire; and

(b)	the Company has so far been directly participating in the management of all of its insurance subsidiaries operating in the domestic insurance business, the core line of business of the Group,

the Company and Tokio Marine & Nichido determined that Nisshin Fire should be managed under the initiative of the Company upon the inclusion of Nisshin Fire as an affiliate of the Company by equity method.

There will be no change in the business alliance in insurance business activities already in force between Tokio Marine & Nichido and Nisshin Fire, and both parties will continue to cooperate with each other in the same manner.

2.	Summary of the Separation

(1)	Schedule of the Separation

Meetings of the Board of Directors to approve the Separation Agreement (the Company and Tokio Marine & Nichido)	December 15, 2005

Signing of the Separation Agreement (the Company and Tokio Marine & Nichido)	December 15, 2005

General shareholders meeting to approve the Separation Agreement (Tokio Marine & Nichido)	January 12, 2006 (subject to change)

Effective date of the separation	April 1, 2006 (subject to change)

Registration of the separation	April 3, 2006 (subject to change)

(2)	Method of Separation

(a)	Method of Separation

This corporate separation and succession involve the Company as the successor company and Tokio Marine & Nichido as the separating company.

Since this separation and succession fulfill the requirements for the simplified separation stipulated in Article 374-23, paragraph 1 of the Commercial Code of Japan (hereinafter referred to as the “Commercial Code”), the Company will succeed the business management functions without obtaining the approval of the General Meeting of Shareholders stipulated in Article 374-17, paragraph 1 of the Commercial Code.

(b)	Reason for Adopting this Method

This method of separation and succession, by which the Company shall succeed the business management functions with respect to Nisshin Fire through separation from Tokio Marine & Nichido, was chosen so that the Company will be able to directly manage Nisshin Fire, which is currently managed by Tokio Marine & Nichido.

(3)	Allocation of Shares

No shares will be issued upon the separation, since all outstanding shares of Tokio Marine & Nichido (separating company) are held by the Company (successor company).

(4)	Increase in Capital due to the Separation

There will be no increase in the stated capital and additional paid-in capital upon the separation.

(5)	Cash Payment upon the Separation

There will be no cash payment by the Company upon the separation.

(6)	Rights and Obligations to be succeeded by the Company

The Company will succeeded the assets, liabilities, rights and obligations and status under all contracts related to the business management functions with respect to Nisshin Fire currently under the control of Tokio Marine & Nichido.

The liabilities and obligations referred to above shall be succeeded by the Company in a manner whereby the transferor shall be released from the transferred liabilities and obligations.

(7)	Prospects of Paying Debt Obligations

With respect to debt obligations to be paid after the separation by Tokio Marine & Nichido (separating company) and/or the Company (successor company), the Company and Tokio Marine & Nichido believe that they have the ability to satisfy such debt obligations that will become payable after the separation.

(8)	Directors Transferring from the Separating Company

No directors will be newly appointed at the Company as a result of the separation.

3.	Summary of Parties

(1)	Summary of the parties involved in the separation

(As of September 30, 2005)
	Successor Company	Separating Company
Company Name	Millea Holdings, Inc.	Tokio Marine & Nichido Fire Insurance Co., Ltd.

Line of Business	Insurance holding company	Non-life insurance business

Date of Incorporation	April 2, 2002	March 20, 1944

Registered Office	Chiyoda-ku, Tokyo	Chiyoda-ku, Tokyo

Representative Director	Kunio Ishihara, President	Kunio Ishihara, President

Capital	¥150 billion	¥101.9 billion

Issued Shares	1,727,048.75 shares	1,549,692,481 shares

Stockholders’ Equity	¥2,401.8 billion	¥2,543.5 billion

Total Assets	¥2,402.4 billion	¥9,909.8 billion

Settlement of Accounts	March 31	March 31

Number of Employees	173	16,130
Major Shareholders and their Share Percentages

•      The Master Trust Bank of Japan, Ltd.
(Trust Account) (6.41%)

•      Moxley & Co. (5.77%)

•      Japan Trustee Services Bank, Ltd.
(Trust Account) (5.64%)

•      State Street Bank and Trust Company (2.32%)

•      State Street Bank and Trust Company 505103 (2.29%)

Millea Holdings, Inc. (100%)

Relations between the Parties	Millea Holdings, Inc. is the parent company owning a 100% equity stake in Tokio Marine & Nichido Fire Insurance Co., Ltd.

(Note) Moxley & Co. is the corporate nominee holder of common stock deposited for the issuance of ADRs.

(2)	Results for the most recent three fiscal years

	(Yen in millions)
	Millea Holdings (Successor Company)			Tokio Marine & Nichido (Separating Company)
Fiscal year ended	March 2003	March 2004	March 2005	March 2003	March 2004	March 2005
Operating income/NPW	52,928	233,617	113,490	1,469,685	1,503,111	1,690,060
Ordinary profit	49,964	231,431	111,270	158,128	152,187	148,380
Net Income	49,605	230,871	110,585	97,277	87,895	87,658
Net income per share	26,760.91	126,681.20	63,170.59	62.77	56.72	56.57
Dividend per share	10,000.00	11,000.00	11,000.00	92.81	98.10	30.72
Stockholders’ equity per share	1,191,215.23	1,302,942.88	1,347,033.30	988.94	1,156.37	1,445.06

(Note 1) Data in the first row represent operating income for Millea Holdings and net premiums written for Tokio Marine & Nichido.

(Note 2) Figures for net income per share, dividend per share and stockholders’ equity per share are shown in yen.

4.	Description of the Operations to be Succeeded

(1)	Description of the Management Functions with Respect to Nisshin Fire

Business management functions with respect to Nisshin Fire currently under the control of Tokio Marine & Nichido.

(2)	Items and Values of Assets and Liabilities to be Succeeded

(Yen in millions)
Assets		Liabilities
Item	Book Value	Item	Book Value
Current Assets	0	Current Liabilities	1
Fixed Assets	24,386	Fixed Liabilities	1,737
Total	24,386	Total	1,738

5.	Financial conditions of the Company Following the Separation

(1) Total Assets	¥2,408,066 million (+ ¥5,607 million)

(Note) The number in parentheses represents an estimated increase due to the separation.

(2) Effects on the Business Results of the Company

There will be no change in our consolidated business forecast announced on November 22, 2005.